Exhibit 99.1 Global Eco-friendly Future Materials Provider Earnings Release Q3 2023 October 24, 2023

2 / 19 Disclaimer This presentation was prepared and circulated to release the information regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the third quarter 2023. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information's contained in this presentation.

3 / 19 Contents Consolidated Business Performance Major Business Activities Business Performance by Major Areas Appendix

4 / 17 Consolidated Business Performance Decreased profits in Steel due to weak market conditions, while sustained steady profits in Green Infrastructure QoQ Income Financial Structure QoQ 13.7% +0.4%p 13.3% (KRW Billion) (KRW Trillion) 21,155 12.9% 20,121 △1,160 18,961 Revenue Net Debt Ratio +0.2 8.2 OP Margin 8.0 6.6% 6.3% △0.3%p 7.8 Operating Profit 4.3% Net Debt 9,238 △130 1,326 1,196 920 EBITDA 2.3 2.1 △0.2 1.8 ’22.3Q '23.2Q ’23.3Q ’22.3Q '23.2Q ’23.3Q ※ Cumulative CAPEX for 2023(until September) : KRW 5.6 tril.(consolidated), KRW 0.9 tril.(separated) 【Before Inter-company Transaction Adjustment】 Revenue Operating Profit (KRW Billion) ‘22.3Q '23.2Q '23.3Q '22.3Q '23.2Q '23.3Q QoQ QoQ 17,784 16,547 15,803 515 1,021 853 Steel △744 △168 1) 10,878 10,298 9,675 △623 397 841 727 POSCO △114 6,030 5,210 5,089 △121 11 93 71 Overseas Steel △22 15,885 15,195 13,833 △1,362 345 445 414 Green Infrastructure △31 2) POSCO International 10,091 8,871 8,046 △825 282 357 311 △46 2) POSCO E&C 2,262 2,591 2,438 △153 43 56 56 - Green Materials 1,056 1,194 1,313 +119 75 4 △6 △10 2) POSCO Future M 1,053 1,193 1,286 +93 82 52 37 △15 1) POSCO, separated 2) POSCO Energy result included in POSCO International, consolidated

5 / 17

Major Business Activities

Progress in Battery Materials Business Construction

Timeline: ~ '22.E | '23.1H | '23.2H | '24 | '25

Material	Company	PJT	Milestones
Lithium	P-Argentina	Phase I of Brine	Construction (Plant 1. '22.10, Plant 2. '22.12); Construction of factory/pond (1Q); Construction of Electricity (Plant 2. '23.5); Completion ('24.2Q)
Lithium	P-Argentina	Phase II of Brine (UP)	Approval ('22.10); Construction of Electricity (Plant 1. '23.4); Construction ('23.6); Completion ('25.2Q)
Lithium	P-Lithium Solution	Phase II Brine (DOWN)	Approval ('22.10); Incorporation ('22.12); Construction ('23.6); Completion ('25.2Q)
Lithium	P-Pilbara Lithium Solution	Lithium Ore	Construction (POSCO type. '22.8, Conventional type. '22.11); POSCO type Construction of Electricity ('23.1); HQ/Sub Center Completion ('23.3); Conventional type Construction of Electricity ('23.4); POSCO type Completion ('23.11); Conventional type Completion ('24.4)
Nickel	SNNC	Iron removal	Construction ('22.6); Construction of Electricity ('22.12); Completion (4Q)
Nickel	POSCO	Refining	Construction ('22.10); Construction of Electricity (Extraction Facility) ('23.3); Construction of Electricity (Leaching Facility) ('23.6); Completion (1Q)
Nickel	Indonesia JV	Smelting (Matte)	Approval ('23.4); Construction ('23.9); Completion ('24.4Q)
Next Generation	P-Silicon Solution	SiOx	Approval ('23.1); Construction ('23.6); Construction of Electricity ('23.9); Completion ('24.2Q)

6 / 17

Major Business Activities Establishment of Joint Automotive Steel Plants in China

In response to the China's policy to improve self-sufficiency of materials, establishing automotive steel plants in China through a JV with HBIS

Plant 1(annual cap. 450k tons) completed in October 2023, with Plant 2 scheduled to be completed in May 2024, through a joint venture 'Hagang Pohang' with HBIS for automotive steel production in China

The『Made in China 2025』policy aims to increase the self-sufficiency rate of key industries to 70% by 2025. The『New Energy Vehicle Industry Development Plan』aims to completely eliminate internal combustion engine cars and increase EV cars to 50% by 2030, leading to an increase in the use of Chinese local materials with the transition from CR to CG.

Growth of Chinese Automotive Market

Projection: demand for automotive steel to increase at a gentle rate of 3.4%('22~'30, CAGR); AHSS and CG to grow 4.8%, 7.1%, respectively. Chinese local materials to experience anuual growth of 5.8%(proportion: 50% → 60%)


Million
30
25
20
15
10
5
-
62%
60%
58%
56%
54%
52%
50%
48%
50%
60%
2022
2023
2024
2025
2026
2027
2028
2029
2030
Automotive steel demand
AHSS demand
CG demand
Chinese local materials proportion
* IHS, POSRI

Automotive Steel Production Reinforcement in China

Expansion in Hebei(annual cap. 900k tons), Incorporation in Guangdong(annual cap. 450k tons), Establishing a 1.35 million-ton production system in China


Hebei
CG joint venture corp.
(Laoting CGL)
Incorporation as a
subsidiary of the JV
Guangdong
Guangdong Pohang corp.
(Guangdong CGL)

7 / 17 Major Business Activities Building EV Materials Value Chain Completion of a motor core plant in Mexico and an expansion plan of the global supply chain with the enhancement of the high-grade NO facility POSCO P-International [ ] Steel (POSCO) Motor core (P-International) Parts company OEM (Annual Cap) Ultra-thin steel with thickness up to 0.15mm High-grade NO 100k+300k tons(’24) High-grade NO production tech. 1.2 mil. units(F) *construction in ’24 0.6 mil. units (Cheonan, Pohang) 2 mil. units 1.5 +1 mil. units(F) 80 patents including Emfree Global In-house mold production Sales Network

8 / 19 Business Performance by Major Areas Steel - POSCO · Production/Sales · Income/Financial Structure - Overseas Steel · PT-KP · PZSS · P-Maharashtra · PY-VINA Green Infrastructure - POSCO International - POSCO E&C Green Materials - POSCO Future M

9 / 17

POSCO Production/Sales

Production


QoQ
Utilization Rate*
86.4%
87.3%
90.8%
+3.5%p
(k tons)
Crude Steel
Product
8,857
8,853
9,311
+458
7,900
8,482
8,377
△105
'22.3Q
'23.2Q
'23.3Q

* Utilization rate : Crude Steel Production / Crude Steel Capacity

○ Despite an increase in crude steel production, the volume of products decreased due to maintenance and flexible production adjusting to market conditions

- Decrease in HR, Plate production due to regular maintenance((P)#2, (K)#3)

【Production Volume by quarter】 (k tons)

	'22.3Q	'23.2Q	'23.3Q	QoQ
Carbon Steel	7,552	8,011	**7,984**	△27
HR	2,061	2,373	**2,224**	△149
CR	3,461	3,299	**3,509**	+210
Plate	1,195	1,388	**1,255**	△133
STS	348	470	**393**	△77

Sales


QoQ
(k tons, %)
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio*
7,904
8,352
8,300
△52
55.1
55.4
52.3
△3.1%p
29.0
28.5
30.2
+1.7%p
'22.3Q
'23.2Q
'23.3Q

* Non-prime and semi-product figures excluded in total sales volume

○ Sales volume decreased due to maintenances and seasonal slowdown, while high value-added WTP sales ratio and volume increased

【Sales volume by quarter】 (k tons)

	'22.3Q	'23.2Q	'23.3Q	QoQ
CR/Coated	3,620	3,398	**3,639**	+241
Plate	1,220	1,393	**1,261**	△132
HR	2,036	2,331	**2,181**	△150
STS	352	435	**399**	△36
Products	7,904	8,352	**8,300**	△52
WTP	2,199	2,266	**2,381**	+115

※ CR/Coated : BP, CG, CR, EG, FH, GO, GO, NO, PO, POSMAC, HGA, HGI

10 / 17 POSCO Income/Financial Structure Income (KRW Billion) QoQ 【Operating Profit QoQ】 Revenue (KRW Billion) 10,878 10,298 9,675 △623 '23.2Q OP Margin '23.3Q 545 841 8.2% +469 38 7.5% △0.7%p 727 Operating Profit 841 ASP 397 841 727 Production/ 3.6% decrease Raw material △114 Sales volume cost decrease, decrease etc. '22.3Q '23.2Q '23.3Q • Decrease in sales price(carbon steel, KRW Thousand/ton) (KRW Billion) '22.3Q '23.2Q '23.3Q : 2Q) 1,066 → 2Q) 1,018 (△ 48) QoQ - Minimized price decline through expansion of high value-added product EBITDA 995 1,419 1,313 △106 sales volume - Impact : sales price △53, exchange rate △8, sales mix +13 ○ Despite a decrease in raw material costs, OP decreased due to a decline in sales prices • Decrease in raw material input cost(carbon steel) ○ Cash balance and debt decreased due to repayment of debts : 2Q) average price = 100 → 3Q) 93 (USD 500 mil., KRW 40 bil.), the transfer of ownership of overseas - Coking Coal : 2Q) 100 → 3Q) 81, Iron ore : 2Q) 100 → 3Q) 106 steel subsidiaries (P-Holdings → POSCO : KRW 1.2 tril. [PT.KP, P-MEXICO, etc.]] (KRW Trillion) ’22.12/E ’23.6/E ’23.9/E Cash Balance 7.6 9.3 7.5 Debt 7.8 10.1 9.3

11 / 17

Overseas Steel Subsidiaries Performance

PT. Krakatau POSCO

- Decrease in prices due to weak demand, actively expanding domestic sales to secure profits
  - Sales Volume(k tons) : 2Q) 727 → 3Q) 757 *Domestic share(%) : 67 → 73
  - Sales Price(QoQ) : △9%


Revenue
Operating Profit
(USD million)
550
44
'22.3Q
616
58
'23.2Q
581
39
'23.3Q
△35
△19
QoQ

Zhangjiagang STS (PZSS)

- Despite persistent oversupply, a decline in raw material costs(△6%) and maximum price leverage lead to a reduction in operating loss
  - Sales Volume(k tons) : 2Q) 248 → 3Q) 259
  - Sales Price(QoQ) : △1%


Revenue
Operating Profit
(USD million)
719
△59
'22.3Q
646
△27
'23.2Q
664
△9
'23.3Q
+18
+18
QoQ

POSCO Maharashtra

- Decrease in prices due to weak market conditions, profit decline minimized by expanding sales in the automotive sector
  - Sales Volume(k tons) : 2Q) 352 → 3Q) 365
  - Sales Price(QoQ) : △6%


Revenue
Operating Profit
(USD million)
363
0.1
'22.3Q
340
27.2
'23.2Q
331
7.7
'23.3Q
△9
△19.5
QoQ

PY VINA

- Decrease in sales and prices due to a slowdown in the construction industry
  - Sales Volume(k tons) : 2Q) 101 → 3Q) 87
  - Sales Price(QoQ) : △6%


Revenue
Operating Profit
(USD million)
78
△8
'22.3Q
82
4
'23.2Q
66
1
'23.3Q
△15
△3
QoQ

12 / 17 POSCO International Performance Income Major Activities QoQ ○ Global Business (OP 125 (KRW Billion)) (KRW Billion) 10,091 Revenue - Steel : Decrease in sales due to worsening global conditions 8,871 8,046 △825 • OP(KRW Billion) : 2Q) 118.8 → 3Q) 91.5 - Agriculture : Profits reduced due to decreased prices of palm oil • OP of palm business(KRW Billion) : 2Q) 18.4 → 3Q) 14.2 △46 357 311 Operating Profit - Mobility : Profits reduced due to decreased sales of motor cores 282 4.0% 3.9% △0.1%p • OP(KRW Billion) : 2Q) 6.1 → 3Q) 3.7 2.2% OP Margin ○ Energy (OP 182 (KRW Billion)) * POSCO Energy included ’22.3Q ‘23.2Q ‘23.3Q - E&P : OP increased due to increased sales of Myanmar • OP(KRW Billion) : 2Q) 121.7 → 3Q) 122.3 【Revenue by Business】 ’23.2Q ’23.3Q QoQ Myanmar gas sales(Bcf) 39.3 46.6 +7.3 Myanmar OP(KRW Billion) 110.0 112.5 +2.5 (KRW Billion) ’22.3Q ’23.2Q ’23.3Q QoQ Senex Energy sales(Bcf) 6.5 6.1△0.4 Global Business Senex OP(KRW Billion) 11.7 9.8△1.9 8,607 7,890 7,286△604 (former Trading) - Power Generation : Due to increased summer electricity Energy 1,484 981 892△89 demand and margin expansions, OP increased • OP(KRW Billion) : 2Q) 45.5 → 3Q) 52.0

14 / 17 POSCO E&C Performance Income Major Activities (KRW Billion) ○ Revenue decreased due to the completion of mega QoQ PJTs in 2Q, while profits slightly increased through cost 2,591 2,438 △153 cutting measures Revenue 2,262 • Plant/Construction : Due to the completion of mega PJTs in 2Q, revenue slightly decreased Operating Profit • Infrastructure : Revenue increased due to speeding up the +0.2 56 56 43 2.3% construction 2.2% +0.1%p 1.9% OP Margin ○ Orders : Plant increased / Construction decreased - New order amounts (KRW Trillion) : 2Q) 3.1 → 3Q) 2.1 ’22.3Q ‘23.2Q ‘23.3Q • Plant(KRW 0.7 tril., +0.1 QoQ) : Increased in Mega PJT orders nd 【Revenue by Business】 * Dangjin LNG terminal(0.5), P) Cathode 2 stage construction(0.1), etc. (KRW Billion) ’22.3Q ’23.2Q ’23.3Q • Infrastructure(KRW 0.1 tril., +0.0 QoQ): Dangjin LNG terminal QoQ Port(0.1), etc. 568 843 706 Plant △137 Infrastructure 356 401 416 +15 • Construction(KRW 1.3 tril., △1.1 QoQ) : Decreased due to project delays in reconstruction, etc. Construction 990 1,197 1,157 △40 * Sangdong Hanareum Hyundai Remodeling(0.3), Siheung Mokgam Consolidated 348 150 159 +9 Zone 2(0.1), etc. subsidiaries

15 / 17

POSCO Future M Performance

Income


(KRW Billion)
QoQ
Revenue
1,053
1,193
1,286
+93
Operating Profit
82
52
37
△15
7.8%
4.4%
2.9%
△1.5%p
OP Margin
'22.3Q
'23.2Q
'23.3Q

【Revenue by Business】

(KRW Billion)	'22.3Q	'23.2Q	'23.3Q	QoQ
Cathode materials	648	786	902	+116
Anode materials	68	56	52	△4
Refractories	120	146	121	△25
Quicklime/Chemical	217	205	211	+6

Major Activities

○ Cathode : Increased sales of N86 and others resulting in revenue growth

*Exchange rate : KRW/U$:1,315→1,311

- Increased in sales with the sales of N86 single crystal to Ultium
- Minimized decrease in average sales price through expansion of high value-added product(N86) sales share despite metal price decline
  - N86 sales proportion : 2Q) 31% → 3Q) 40%
  - LiOH price (2Q=100) : 2Q) 100 → 3Q) 78
  - Average price (2Q=100) : 2Q) 100 → 3Q) 95

○ Anode : Declined in revenue and profitability due to decreased sales

- Minimized the decrease in sales through expanding customer base
- Defended profits by implementing a slight reduction in prices(△4%) compared to the decline in raw material costs(△14%)

○ Materials : Improved profitability of Quicklime, Chemical due to increased sales of limestone and rising oil prices

- Quicklime : Improved profitability due to increased sales of limestone
- Chemical : Increased in profit due to price rise amid rising oil prices
  - Average price (2Q=100) : 2Q) 100 → 3Q) 110
- Refractories : Decreased sales and profit due to a decrease in converter repairs

15 / 19 Appendix Summarized Income Statement Summarized Balance Sheet

16 / 17 Summarized F/S Consolidated Income Statement (KRW Billion) '22.3Q '23.2Q '23.3Q QoQ Revenue 21,155 20,121 18,961 △1,160 Gross Profit 1,608 2,034 1,888 △146 (Gross Margin) (7.6%) (10.1%) (10.0%) (△0.1%p) SG&A 688 708 691 △17 Operating Profit 920 1,326 1,196 △130 (Operating Margin) (4.3%) (6.6%) (6.3%) (0.3%p) Net Profit 592 776 550 △226 EBITDA 1,847 2,275 2,140 △135 (EBITDA Margin) (8.7%) (11.3%) (11.3%) - EPS (KRW) 7,800 10,227 7,255 2,972 No. of outstanding shares [Thousands) 75,849 75,876 75,876 -

17 / 17 Summarized F/S Consolidated Balance Sheet (KRW Billion) '22.3Q '23.2Q '23.3Q QoQ Current Assets 53,769 50,008 48,636 △1,373 Cash and Cash Equivalents 20,942 19,704 19,694 △10 Accounts Receivable 11,099 11,498 11,521 23 Inventories 17,430 15,028 14,154 △874 Non-Current Assets 51,456 53,070 54,384 1,314 Tangible Assets 31,289 33,385 34,306 921 Intangible Assets 5,359 4,927 4,881 △46 Other LT Financial Assets 2,640 2,693 2,778 85 Total Assets 105,225 103,079 103,020 △59 Liabilities 45,033 43,199 42,691 △508 Current Liabilities 26,695 21,736 22,067 331 Non-Current Liabilities 18,338 21,463 20,624 △839 ※ Total Interest Bearing Debt 28,694 27,691 27,929 238 Shareholders’ Equity 60,193 59,880 60,329 449 Owners of the Controlling Stake 54,453 54,341 54,729 387 Net Debt 7,752 7,987 8,235 248 Net Debt to Equity (%) 0.4%p 12.9% 13.3% 13.7%